Exhibit 21

UNILENS VISION INC.

920-800 West Pender Street, Vancouver, BC, V6C 2V6, Tel: (604) 685-8666, Fax: (604) 685-8677

December 6, 1999	CDNX Symbol: UVI

NEWS RELEASE

Unilens Vision Inc. (the “Company”) is pleased to announce the first profitable quarter in the Company’s history on increased sales for the first quarter ended September 30, 1999.

For the first quarter of fiscal 2000, earnings per share increased by US$ 0.03 to US$ 0.01 per share, as compared to the loss of US$ (0.02) in comparable period last year. Net revenue increased 26% to US$ $1,048,168 from net revenue of US$ $830,240 in the first quarter of last year. Net income for the quarter rose to US$ 28,813 from a loss of US$ (107,950) in the first quarter of last year.

“We are very pleased with the results for the first quarter,” said Al Vitale, Chief Executive Officer. “Our soft lens business segment performed very well, due to the successful launch of the new Unilens EMA multifocal. The EMA is manufactured utilizing the exclusive ALGES 2000 process offering improved night vision, ease of fit, and value to the practitioner and patient. The Unilens EMA lens is visibility tinted, and offered in a six month frequent replacement modality.” Mr. Vitale added, “We expect our sales and expense trends to continue to be on target for fiscal year 2000.”

Unilens Vision Inc, through its wholly owned subsidiary Unilens Corp., USA, established in 1989, manufactures and markets specialty and custom soft and rigid contact lenses. The products are marketed worldwide through a combination of independent distributors and manufacturer’s representatives.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are indicated by words or phrases such as “anticipate,” “estimate,” “project,” “management expects,” “the company believes,” and similar words or phrases. Such statements are based on current expectations and are subject to certain risks, uncertainties and assumptions, including, but not limited to, economic, competitive, governmental and technological factors affecting the Company’s operations, markets, products, services and prices. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected.

On Behalf of the Board of Directors

of Unilens Vision Inc.

signed “William S. Harper”

William S. Harper

Secretary

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.